Exhibit 99.1

Mecox Lane Shareholders Approve Formation of JV with Giosis

Mecox Lane and Giosis to Relaunch M18.com as Marketplace Platform

SHANGHAI, China, December 19, 2012 - Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced that the proposal of a transaction with Giosis Pte. Ltd. (“Giosis”) to form a joint venture, Giosis Mecoxlane Ltd. (“Giosis Mecoxlane”), to operate a dynamic online marketplace in China on the M18.com domain was approved at the Company’s extraordinary general meeting of shareholders held in Hong Kong on December 19, 2012.

Mecox Lane’s shareholders adopted the following ordinary resolutions proposed by the Company:

1. That any and all transactions contemplated in the Subscription and Contribution Agreement dated as of November 20, 2012 by and among the Company, Giosis Pte. Ltd., Giosis Cayman Ltd. and other parties therein be approved and ratified;

2. Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolution as such Director, in his or her absolute discretion, thinks fit.

Mecox Lane and Giosis expect to complete the transaction as soon as practicably possible, subject to the satisfaction or waiver of the conditions to closing set forth in the transaction documents. Upon the closing of the transaction, Giosis would initially hold 60% and Mecox Lane would initially hold 40% of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane.

Mr. Young Bae Ku, Giosis founder and chief executive officer, will lead the joint venture; Mr. Ku and Mr. Alfred Gu, Mecox Lane’s director and chief executive officer, will serve as co-chairmen.

Mecox Lane expects to sell its branded merchandise, including apparel, on the re-launched Giosis Mecoxlane online marketplace, as well as on other third-party e-commerce websites in China. Mecox Lane will continue to market and sell merchandise through its call center and physical stores.

The Company is in separate discussions with Giosis Mecoxlane to utilize Mecox Lane’s warehouses, distribution centers and delivery network. Mecox Lane also plans to form a new company to serve the logistics and order-fulfillment needs of its customers and third parties.

Mr. Gu said, “We believe this joint venture will establish itself in China’s exciting and rapidly growing marketplace-style e-commerce sector by leveraging the China market expertise of Mecox Lane, the brand recognition of M18.com, and the technical and operational know-how of Giosis.

“Mecox Lane will refocus on its core strengths of providing fashionable, value-for-money branded apparel and other products as the Company follows through on its customer-service initiatives.”

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

About Giosis Pte. Ltd.

Giosis Pte. Ltd. (“Giosis”) operates an extensive online marketplace (qoo10.com) to provide a wide range of consumer-oriented items, including women’s and men’s apparel, bags and shoes, jewelry and watches, cosmetics, body care and health products, sports and outdoor equipment, toys, computers and consumer electronics, automotive products, household goods, books and movies. Based in Singapore, Giosis operates online marketplaces in Singapore, Malaysia, Indonesia, Japan and Hong Kong. For more information, please visit http://www.qoo10.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6139

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com